The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 28, 2026

PRICING SUPPLEMENT NO.

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-270004 and 333-270004-01
Dated January     , 2026

JPMorgan Chase Financial Company LLC Barrier Market Linked Notes (with daily barrier observation)

Linked to Grade A Copper due on or about April 12, 2027

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Investment Description

Barrier Market Linked Notes, which we refer to as the “Notes,” are unsecured and unsubordinated debt securities issued by JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co., with a return linked to the performance of Grade A Copper (the “Commodity”). If a Barrier Event has occurred, meaning that the Commodity Price is greater than the Upper Barrier on any day during the period from but excluding the Trade Date to and including the Final Valuation Date (the “Observation Period”), JPMorgan Financial will repay your principal amount at maturity plus pay an amount equal to the Conditional Return of 4.00% of the principal amount. The Upper Barrier is equal to the Initial Value plus at least 21.00% of the Initial Value, which will be finalized on the Trade Date and provided in the pricing supplement. If a Barrier Event has not occurred and the Commodity Return is positive, JPMorgan Financial will repay your principal amount plus an amount reflecting the Commodity Return. If a Barrier Event has not occurred and the Commodity Return is zero or negative, JPMorgan Financial will repay your principal amount at maturity but you will not receive any positive return on your investment.

Investing in the Notes involves significant risks. The Notes will not pay interest. Because the Upper Barrier is equal to the Initial Value plus at least 21.00% of the Initial Value, the maximum payment at maturity is at least $1,210.00 per $1,000 principal amount Note. The repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial, as issuer of the Notes, and the creditworthiness of JPMorgan Chase & Co., as guarantor of the Notes. If JPMorgan Financial and JPMorgan Chase & Co. were to default on their payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features
❑	Conditional Return at Maturity If a Barrier Event Has Occurred — If a Barrier Event has occurred, JPMorgan Financial will repay your principal amount at maturity plus pay an amount equal to the Conditional Return of 4.00% of the principal amount.
❑	Growth Potential Only If A Barrier Event Has Not Occurred — If a Barrier Event has not occurred and the Commodity Return is positive, JPMorgan Financial will repay your principal amount plus an amount reflecting the Commodity Return. However, if a Barrier Event has not occurred and the Commodity Return is zero or negative, JPMorgan Financial will repay your principal amount at maturity but you will not receive any positive return on your investment.
❑	Repayment of Principal at Maturity — If you hold the Notes to maturity, JPMorgan Financial will repay at least your principal amount at maturity. The repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial and JPMorgan Chase & Co.
Key Dates
Trade Date[1]	January 28, 2026
Original Issue Date (Settlement Date)[1]	January 30, 2026
Final Valuation Date[2]	April 7, 2027
Maturity Date[2]	April 12, 2027
[1]	Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and/or the Maturity Date will be changed so that the stated term of the Notes remains the same.
[2]	Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

YOU MAY RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND MAY NOT RECEIVE ANY POSITIVE RETURN ON THE NOTES. THE NOTES ARE EXPOSED TO MARKET RISK SIMILAR TO THE COMMODITY, IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN FINANCIAL FULLY AND UNCONDITIONALLY GUARANTEED BY JPMORGAN CHASE & CO. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT, UNDER “RISK FACTORS” BEGINNING ON PAGE S-2 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT, IN ANNEX A TO THE ACCOMPANYING PROSPECTUS ADDENDUM AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-11 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

Note Offering

We are offering Barrier Market Linked Notes linked to Grade A Copper. The Notes are offered at a minimum investment of $1,000 in denominations of $1,000 and integral multiples thereof. The Initial Value and Upper Barrier will be finalized on the Trade Date and provided in the pricing supplement. The actual Upper Barrier is expected to be, but will not be less than, the minimum Upper Barrier listed below, but you should be willing to invest in the Notes if the Upper Barrier were set equal to that minimum Upper Barrier.

Commodity	Initial Value	Upper Barrier*	Conditional Return	CUSIP/ ISIN
The spot price of Grade A Copper (Bloomberg ticker: LOCADY)	•	The Initial Value plus at least 21.00% of the Initial Value	4.00%	48134L382 / US48134L3823

*Rounded to two decimal places

See “Additional Information about JPMorgan Financial, JPMorgan Chase & Co. and the Notes” in this pricing supplement. The Notes will have the terms specified in the prospectus and the prospectus supplement, each dated April 13, 2023, the prospectus addendum dated June 3, 2024, product supplement no. 2-I dated April 13, 2023 and this pricing supplement. The terms of the Notes as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in the accompanying product supplement, will supersede the terms set forth in that product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, the accompanying prospectus supplement, the accompanying prospectus addendum and the accompanying product supplement. Any representation to the contrary is a criminal offense.

	Price to Public[1]		Fees and Commissions[2]		Proceeds to Issuer
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to Grade A Copper		$1,000.00		$7.50		$992.50

[1]	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.
[2]	UBS Financial Services Inc., which we refer to as UBS, will receive selling commissions from us that will not exceed $7.50 per $1,000 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement, as supplemented by “Supplemental Plan of Distribution” in this pricing supplement.

If the Notes priced today and assuming an Upper Barrier equal to the minimum Upper Barrier listed above, the estimated value of the Notes would be approximately $978.50 per $1,000 principal amount Note. The estimated value of the Notes, when the terms of the Notes are set, will be provided in the pricing supplement and will not be less than $970.00 per $1,000 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.	J.P.Morgan

Additional Information about JPMorgan Financial, JPMorgan Chase & Co. and the Notes

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these Notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the Notes involve risks not associated with conventional debt securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

t	Product supplement no. 2-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029567/ea151907_424b2.pdf
t	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf
t	Prospectus addendum dated June 3, 2024:

http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, the “Issuer,” “JPMorgan Financial,” “we,” “us” and “our” refer to JPMorgan Chase Financial Company LLC.

Supplemental Terms of the Notes

For purposes of the accompanying product supplement, Grade A Copper is a “Commodity.”

The Notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”).  The Notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to Notes that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Any values of the Commodity, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the Notes. Notwithstanding anything to the contrary in the indenture governing the Notes, that amendment will become effective without consent of the holders of the Notes or any other party.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

t    You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no positive return on your investment.

t    You understand and accept that your potential return is limited by the Conditional Return if a Barrier Event has occurred or the Upper Barrier if a Barrier Event has not occurred.

t    You believe that the Commodity Price will increase moderately and will not increase above the Upper Barrier during the term of the Notes.

t    You can tolerate receiving only your principal amount at maturity if a Barrier Event does not occur and the Final Value is equal to or less than the Initial Value.

t    You can tolerate receiving only the Conditional Return at maturity if a Barrier Event has occurred.

t    You understand and accept that you will participate in any positive Commodity Return only if a Barrier Event has not occurred, and you believe that a Barrier Event will not occur.

t    You would be willing to invest in the Notes if the Upper Barrier were set equal to the minimum Upper Barrier indicated on the cover hereof (the actual Upper Barrier will be finalized on the Trade Date and provided in the pricing supplement and is expected to be, but will not be less than, the minimum Upper Barrier indicated on the cover hereof).

t    You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline.

t    You do not seek current income from your investment.

t    You are willing and able to hold the Notes to maturity.

t    You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to trade the Notes.

t    You understand and accept the risks associated with the Commodity.

t    You are willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, and understand that if JPMorgan Financial and JPMorgan Chase & Co. default on their obligations, you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

t    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no positive return on your investment.

t    You seek an investment that has unlimited return potential.

t    You believe that the Commodity Price will increase significantly and will increase above the Upper Barrier during the term of the Notes.

t    You cannot tolerate receiving only your principal amount at maturity if a Barrier Event has not occurred and the Final Value is equal to or less than the Initial Value.

t    You cannot tolerate receiving only the Conditional Return at maturity if a Barrier Event has occurred.

t    You believe that a Barrier Event will occur.

t    You would be unwilling to invest in the Notes if the Upper Barrier were set equal to the minimum Upper Barrier indicated on the cover hereof (the actual Upper Barrier will be finalized on the Trade Date and provided in the pricing supplement and is expected to be, but will not be less than, the minimum Upper Barrier indicated on the cover hereof).

t    You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline.

t    You seek current income from your investment.

t    You are unwilling or unable to hold the Notes to maturity or seek an investment for which there will be an active secondary market.

t    You do not understand or accept the risks associated with the Commodity.

t    You are not willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” section of this pricing supplement, the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and Annex A to the accompanying prospectus addendum for risks related to an investment in the Notes. For more information on the Commodity, please see the section titled “The Commodity” below.

Indicative Terms
Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Issue Price:	$1,000 per Note
Principal Amount:	$1,000 per Note. The payment at maturity will be based on the principal amount.
Commodity:	The spot price of Grade A Copper (Bloomberg ticker: LOCADY)
Term[1]:	Approximately 14 months
Payment at Maturity (per $1,000 principal amount Note):

If a Barrier Event has occurred, JPMorgan Financial will pay you a cash payment at maturity per $1,000 principal amount Note equal to:

$1,000 + ($1,000 × Conditional Return)

If a Barrier Event has not occurred and the Commodity Return is positive, JPMorgan Financial will pay you a cash payment at maturity per $1,000 principal amount Note equal to:

$1,000 + ($1,000 × Commodity Return)

Because the payment at maturity will not reflect any positive Commodity Return if a Barrier Event has occurred, the Upper Barrier is effectively a cap on your return at maturity. Because the Upper Barrier is equal to the Initial Value plus at least 21.00% of the Initial Value, the maximum payment at maturity is at least $1,210.00 per $1,000 principal amount Note.

If a Barrier Event has not occurred and the Commodity Return is zero or negative, JPMorgan Financial will pay you a cash payment at maturity of $1,000 per $1,000 principal amount Note.

In this scenario, you will not receive any positive return on your investment.

Commodity Return:	(Final Value – Initial Value) Initial Value
Barrier Event:	A Barrier Event occurs if, on any day during the Observation Period, the Commodity Price is greater than the Upper Barrier.
Upper Barrier[2]:	Equal to the Initial Value plus at least 21.00% of the Initial Value. The actual Upper Barrier will be finalized on the Trade Date and provided in the pricing supplement and is expected to be, but will not be less than, the Initial Value plus 21.00% of the Initial Value.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date
Conditional Return:	4.00%
Initial Value:	The Commodity Price on the Trade Date
Final Value:	The Commodity Price on the Final Valuation Date
Commodity Price:	On any day, the official cash offer price of Copper Grade A on the London Metal Exchange (the “LME”) for the spot market, stated in U.S. dollars per metric ton, as determined by the LME and displayed on the Bloomberg Professional® service (“Bloomberg”) under the symbol “LOCADY” on that day
[1] See footnote 1 under “Key Dates” on the front cover. [2] Rounded to two decimal places
Investment Timeline

Trade Date	The Initial Value is observed, and the Upper Barrier is determined.

Every Day during the Observation Period	The Commodity Price is observed.

Maturity Date

The Final Value and the Commodity Return are determined on the Final Valuation Date.

If a Barrier Event has occurred, JPMorgan Financial will pay you a cash payment at maturity per $1,000 principal amount Note equal to:

$1,000 + ($1,000 × Conditional Return)

If a Barrier Event has not occurred and the Commodity Return is positive, JPMorgan Financial will pay you a cash payment at maturity per $1,000 principal amount Note equal to:

$1,000 + ($1,000 × Commodity Return)

If a Barrier Event has not occurred and the Commodity Return is zero or negative, JPMorgan Financial will pay you a cash payment at maturity of $1,000 per $1,000 principal amount Note.

In this scenario, you will not receive any positive return on your investment.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. IF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. WERE TO DEFAULT ON THEIR PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Notes?

TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year— Notes Treated as Contingent Payment Debt Instruments,” in the accompanying product supplement no. 2-I. Unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the Notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” As discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your Notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the Notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the Note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the Note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount payable at maturity is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of Notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in Notes, including the treatment of the difference, if any, between the basis in their Notes and the Notes’ adjusted issue price.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year— Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Comparable Yield and Projected Payment Schedule

We will determine the comparable yield for the Notes and will provide that comparable yield and the related projected payment schedule (or information about how to obtain them) in the pricing supplement for the Notes, which we will file with the SEC.  The comparable yield for the Notes will be determined based upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance.  The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the Notes in each year and are neither a prediction nor a guarantee of what the actual yield will be.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Commodity or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Commodity. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

Risks Relating to the Notes Generally

t	The Notes May Not Pay More Than the Principal Amount at Maturity — You may receive a lower payment at maturity than you would have received if you had invested in a traditional fixed-rated debt security of a similar term from us or if you had invested directly in the Commodity or contracts relating to the Commodity for which there is an active secondary market. If a Barrier Event has not occurred and the Final Value is equal to or less than the Initial Value, you will receive only the principal amount of your Notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.
t	Credit Risks of JPMorgan Financial and JPMorgan Chase & Co. — The Notes are unsecured and unsubordinated debt obligations of the Issuer, JPMorgan Chase Financial Company LLC, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. The Notes will rank pari passu with all of our other unsecured and unsubordinated obligations, and the related guarantee by JPMorgan Chase & Co. will rank pari passu with all of JPMorgan Chase & Co.’s other unsecured and unsubordinated obligations. The Notes and related guarantees are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of JPMorgan Financial and JPMorgan Chase & Co. to satisfy their obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Financial and JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Financial and JPMorgan Chase & Co. were to default on their obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.
t	As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Limited Assets — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the Notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the Notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.
t	The Appreciation Potential of the Notes Is Limited by the Upper Barrier If a Barrier Event Has Not Occurred — Because the payment at maturity will not reflect any positive Commodity Return if a Barrier Event has occurred, the Upper Barrier is effectively a cap on your return at maturity. Because the Upper Barrier is equal to the Initial Value plus at least 21.00% of the Initial Value, the maximum payment at maturity is at least $1,210.00 per $1,000 principal amount Note.
t	The Appreciation Potential of the Notes Is Limited to the Conditional Return If a Barrier Event Has Occurred — If a Barrier Event has occurred, the return on your Notes at maturity will be limited to the Conditional Return, regardless of the appreciation of the Commodity, which may be significant.
t	A Barrier Event May Occur on Any Day During the Observation Period — If, on any day during the Observation Period, the Commodity Price is greater than the Upper Barrier (i.e., a Barrier Event occurs), you will receive at maturity a return equal to only the Conditional Return, and you will not participate in any positive Commodity Return, regardless of the appreciation of the Commodity, which may be significant.
t	You May Receive a Lower Return on the Notes If a Barrier Event Has Not Occurred Than If a Barrier Event Has Occurred — If a Barrier Event has not occurred and the Commodity Return is positive but is less than 4.00%, the return on the Notes at maturity will be less than the Conditional Return of 4.00% you would have received at maturity if a Barrier Event had occurred.
t	The Repayment of Principal Applies Only If You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market, if any, prior to maturity, you may have to sell them at a loss relative to your initial investment even if the Commodity Price is above the Initial Value. If you hold the Notes to maturity, JPMorgan Financial will repay your principal amount. The repayment of principal applies only if you hold your Notes to maturity.
t	No Interest Payments — JPMorgan Financial will not make any interest payments to you with respect to the Notes.
t	The Probability That a Barrier Event Will Occur Will Depend on the Volatility of the Commodity — “Volatility” refers to the frequency and magnitude of changes in the price of the Commodity. Greater expected volatility with respect to the Commodity reflects a higher expectation as of the Trade Date that a Barrier Event will occur during the Observation Period, resulting in the loss of the opportunity to earn a return on the Notes at maturity based on any positive Commodity Return. However, the Commodity’s volatility can change significantly over the term of the Notes. The price of the Commodity could rise sharply, which could trigger a Barrier Event and result in your receiving only the Conditional Return at maturity.
t	Owning the Notes Is Not the Same as Owning the Commodity or Commodity-Related Futures Contracts Directly — The return on the Notes will not reflect the return you would realize if you actually purchased the Commodity or exchange-traded or over-the-counter instruments based on the Commodity. You will not have any rights that holders of those assets or instruments have.

t	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.
t	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.
t	The Final Terms and Valuation of the Notes Will Be Finalized on the Trade Date and Provided in the Pricing Supplement — The final terms of the Notes will be based on relevant market conditions when the terms of the Notes are set and will be finalized on the Trade Date and provided in the pricing supplement. In particular, each of the estimated value of the Notes and the Upper Barrier will be finalized on the Trade Date and provided in the pricing supplement, and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the Notes based on the minimums for the estimated value of the Notes and the Upper Barrier.

Risks Relating to Conflicts of Interest

t	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set, which we refer to as the estimated value of the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
t	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold investments linked to the Commodity and could affect the price of the Commodity, and therefore the market value of the Notes.
t	Potential JPMorgan Financial Impact on the Market Price of the Commodity — Trading or transactions by JPMorgan Financial or its affiliates in the Commodity or in futures, options or other derivative products on the Commodity may adversely affect the market price of the Commodity and, therefore, the market value of the Notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

t	The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes — The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes will exceed the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.
t	The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates — The estimated value of the Notes is determined by reference to internal pricing models of our affiliates when the terms of the Notes are set. This estimated value of the Notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
t	The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate — The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.
t	The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period — We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

t	Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes — Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the Notes.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

t	Many Economic and Market Factors Will Impact the Value of the Notes — As described under “The Estimated Value of the Notes” in this pricing supplement, the Notes can be thought of as securities that combine a fixed-income debt component with one or more derivatives. As a result, the factors that influence the values of fixed-income debt and derivative instruments will also influence the terms of the Notes at issuance and their value in the secondary market. Accordingly, the secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Commodity Price, including:
t	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
t	customary bid-ask spreads for similarly sized trades;
t	our internal secondary market funding rates for structured debt issuances;
t	the actual and expected volatility in the Commodity Price;
t	supply and demand trends for the Commodity or the exchange-traded futures contracts on the Commodity;
t	the time to maturity of the Notes;
t	interest and yield rates in the market generally; and
t	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.

Risks Relating to the Commodity

t	Investments Related to the Prices of the Commodity May Be More Volatile than Traditional Securities Investments — The price of copper is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities. Variables such as those described under “— The Market Price of Copper Will Affect the Value of the Notes” below may have a larger impact on the price of the Commodity than on traditional securities. These additional variables may create additional investment risks that may cause the price of the Commodity to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the Notes to be more volatile than the prices of traditional securities.
t	The Market Price of Copper Will Affect the Value of the Notes — Because the Notes are linked to copper, we expect that generally the market value of the Notes will depend in part on the market price of copper. The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors that are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada, Australia and Poland, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.
t	Single Commodity Prices Tend to Be More Volatile Than, and May Not Correlate with, the Prices of Commodities Generally — The Notes are linked to a single commodity and are not linked to a diverse basket of commodities or a broad-based commodity index. The price of the Commodity may not correlate with, and may diverge significantly from, the prices of commodities generally. Because the Notes are linked to a single commodity, they carry greater risk and may be more volatile than Notes linked to the prices of multiple commodities or a broad-based commodity index.
t	On the Final Valuation Date, the Commodity Price Is Determined by Reference to the Official Cash Settlement Price of Copper as Determined by the LME, and There Are Certain Risks Relating to the Commodity Price Being Determined by the LME — The Commodity Price will be determined by reference to the official cash settlement price of copper as determined by the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of that contract and for monthly delivery up to 123 months forward following that third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur during the term of the Notes, the official cash settlement prices of copper and, consequently, the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price of copper.

Hypothetical Examples and Return Table

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The following table and hypothetical examples below illustrate the payment at maturity per $1,000 principal amount Note for a hypothetical range of Commodity Returns from -100.00% to +100.00% on an offering of the Notes linked to a hypothetical Commodity and assume a hypothetical Initial Value of $100, a hypothetical Upper Barrier of $115 (equal to the Initial Value plus 15% of the Initial Value) and a hypothetical Conditional Return of 1.00%. The hypothetical Initial Value of $100 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be based on the Commodity Price on the Trade Date and will be provided in the pricing supplement. For historical data regarding the actual Commodity Prices, please see the historical information set forth under “The Commodity” in this pricing supplement. The actual Conditional Return is specified on the cover of this pricing supplement. The actual Upper Barrier will be finalized on the Trade Date and provided in the pricing supplement. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Notes. The actual payment at maturity may be more or less than the amounts displayed below and will be determined based on the actual terms of the Notes, including the Initial Value, the Conditional Return and the Upper Barrier to be finalized on the Trade Date and provided in the pricing supplement and the Final Value on the Final Valuation Date. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Value	Commodity Return (%)	A Barrier Event Has Not Occurred (1)		A Barrier Event Has Occurred (1)
		Payment at Maturity ($)	Return at Maturity per $1,000 issue price (%)	Payment at Maturity ($)	Return at Maturity per $1,000 issue price (%)
$200.00	100.00%	N/A	N/A	$1,010.00	1.00%
$190.00	90.00%	N/A	N/A	$1,010.00	1.00%
$180.00	80.00%	N/A	N/A	$1,010.00	1.00%
$170.00	70.00%	N/A	N/A	$1,010.00	1.00%
$160.00	60.00%	N/A	N/A	$1,010.00	1.00%
$150.00	50.00%	N/A	N/A	$1,010.00	1.00%
$140.00	40.00%	N/A	N/A	$1,010.00	1.00%
$130.00	30.00%	N/A	N/A	$1,010.00	1.00%
$120.00	20.00%	N/A	N/A	$1,010.00	1.00%
$115.00	15.00%	$1,150.00	15.00%	$1,010.00	1.00%
$110.00	10.00%	$1,100.00	10.00%	$1,010.00	1.00%
$105.00	5.00%	$1,050.00	5.00%	$1,010.00	1.00%
$102.00	2.00%	$1,020.00	2.00%	$1,010.00	1.00%
$101.00	1.00%	$1,010.00	1.00%	$1,010.00	1.00%
$100.00	0.00%	$1,000.00	0.00%	$1,010.00	1.00%
$99.00	-1.00%	$1,000.00	0.00%	$1,010.00	1.00%
$98.00	-2.00%	$1,000.00	0.00%	$1,010.00	1.00%
$95.00	-5.00%	$1,000.00	0.00%	$1,010.00	1.00%
$90.00	-10.00%	$1,000.00	0.00%	$1,010.00	1.00%
$80.00	-20.00%	$1,000.00	0.00%	$1,010.00	1.00%
$70.00	-30.00%	$1,000.00	0.00%	$1,010.00	1.00%
$60.00	-40.00%	$1,000.00	0.00%	$1,010.00	1.00%
$50.00	-50.00%	$1,000.00	0.00%	$1,010.00	1.00%
$40.00	-60.00%	$1,000.00	0.00%	$1,010.00	1.00%
$30.00	-70.00%	$1,000.00	0.00%	$1,010.00	1.00%
$20.00	-80.00%	$1,000.00	0.00%	$1,010.00	1.00%
$10.00	-90.00%	$1,000.00	0.00%	$1,010.00	1.00%
$0.00	-100.00%	$1,000.00	0.00%	$1,010.00	1.00%

(1) A Barrier Event occurs if, on any day during the Observation period, the Commodity Price is greater than the Upper Barrier.

EXAMPLES 1 THROUGH 3 ASSUME THAT A BARRIER EVENT HAS OCCURRED

Example 1 — The Commodity Price increases by 50% from the Initial Value of $100 to the Final Value of $150. Although the Commodity Return of 50% is significantly greater than the Conditional Return of 1.00%, because a Barrier Event has occurred, JPMorgan

Financial will pay you your principal amount plus a return equal to only the Conditional Return of 1.00%, resulting in a payment at maturity of $1,010.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Conditional Return)
$1,000 + ($1,000 × 1%) = $1,010.00

Example 2 — The Commodity Price increases by 10% from the Initial Value of $100 to the Final Value of $110. Although the Commodity Return of 10% is greater than the Conditional Return of 1.00%, because a Barrier Event has occurred, JPMorgan Financial will pay you your principal amount plus a return equal to only the Conditional Return of 1.00%, resulting in a payment at maturity of $1,010.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Conditional Return)
$1,000 + ($1,000 × 1%) = $1,010.00

Even though the Final Value is between the Upper Barrier and the Initial Value, because a Barrier Event has occurred, your return on the Notes is not determined based on the Commodity Return and is limited to the Conditional Return.

Example 3 — The Commodity Price decreases by 10% from the Initial Value of $100 to the Final Value of $90. Although the Commodity Return is negative, because a Barrier Event has occurred, JPMorgan Financial will pay you your principal amount plus a return equal to the Conditional Return of 1.00%, resulting in a payment at maturity of $1,010.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Conditional Return)
$1,000 + ($1,000 × 1%) = $1,010.00

EXAMPLES 4 THROUGH 6 ASSUME THAT A BARRIER EVENT HAS NOT OCCURRED

Example 4 — The Commodity Price increases by 10% from the Initial Value of $100 to the Final Value of $110. Because a Barrier Event has not occurred, JPMorgan Financial will pay you your principal amount plus an amount representing the Commodity Return, which is 10%, resulting in a payment at maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Commodity Return)
$1,000 + ($1,000 × 10%) = $1,100.00

Example 5 — The Commodity Price increases by 0.50% from the Initial Value of $100 to the Final Value of $100.50. Because a Barrier Event has not occurred, JPMorgan Financial will pay you your principal amount plus an amount representing the Commodity Return, which is 0.50%, resulting in a payment at maturity of $1,005.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Commodity Return)
$1,000 + ($1,000 × 0.50%) = $1,005.00

Even though a Barrier Event has not occurred, your payment at maturity will be less than your payment at maturity if a Barrier Event had occurred.

Example 6 — The Commodity Price decreases by 50% from the Initial Value of $100 to the Final Value of $50. Because a Barrier Event has not occurred and the Commodity Return is negative, JPMorgan Financial will pay you your principal amount of $1,000 per $1,000 principal amount Note.

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

The Commodity

The Notes are linked to the official cash offer price of Copper Grade A on the LME for the spot market, stated in U.S. dollars per metric ton, as determined by the LME and displayed on the applicable Bloomberg page. For additional information about the Commodity, see “The Underlyings — Commodities” in the accompanying product supplement.

Historical Information

The graph below illustrates the daily performance of the Commodity from January 4, 2016 through January 26, 2026, based on information from Bloomberg, without independent verification. The Commodity Price on January 26, 2026 was $13,195.00. The actual Initial Value will be the Commodity Price on the Trade Date. We obtained the Commodity Prices above and below from Bloomberg, without independent verification.

The dotted line represents a hypothetical Upper Barrier of $15,965.95, equal to 121.00% of the Commodity Price on January 26, 2026. The actual Upper Barrier will be finalized on the Trade Date and provided in the pricing supplement and will be equal to the Initial Value plus at least 21.00% of the Initial Value.

Past performance of the Commodity is not indicative of the future performance of the Commodity.

The historical Commodity Prices should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the Trade Date, any day during the Observation Period or the Final Valuation Date. There can be no assurance that the performance of the Commodity will result in the return of more than your principal amount at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Supplemental Plan of Distribution

We and JPMorgan Chase & Co. have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Notes that it purchases from us to the public or its affiliates at the price to public indicated on the cover hereof.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Supplemental Use of Proceeds” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying product supplement.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding values of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. For additional information, see “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to UBS, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be up to six months. The length of any such initial period reflects secondary market volumes for the Notes, the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “Hypothetical Examples and Return Table” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Commodity” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to UBS, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.